SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

NATIONAL PENN BANCSHARES, INC.

(Name of Issuer)

Common Stock (without par value)

(Title of Class of Securities)

63713810

(CUSIP Number)

ROBERT B. KNAUSS, ESQ.

MANAGING DIRECTOR  AND GENERAL COUNSEL

WARBURG PINCUS LLC

450 LEXINGTON AVENUE

NEW YORK, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MATTHEW M. GUEST, ESQ.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, NY 10019

(212) 403-1000

January 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Warburg Pincus Private Equity X, L.P. S.S. or I.R.S. Identification Nos. of Above Persons 26-0849130

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.76%*

14	Type of Reporting Person PN

†      The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*      Calculation is based on the 145,738,620 shares of common stock, without par value (the “Common Stock”) of National Penn Bancshares, Inc. (“National Penn”) outstanding as of November 1, 2013 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

1	Name of Reporting Persons Warburg Pincus X Partners, L.P. S.S. or I.R.S. Identification Nos. of Above Persons 26-0869910

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.76%*

14	Type of Reporting Person PN

†      The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*      Calculation is based on the 145,738,620 shares of Common Stock of National Penn outstanding as of November 1, 2013 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

1	Name of Reporting Persons Warburg Pincus X, L.P. S.S. or I.R.S. Identification Nos. of Above Persons 26-0403670

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.76%*

14	Type of Reporting Person PN

†      The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*      Calculation is based on the 145,738,620 shares of Common Stock of National Penn outstanding as of November 1, 2013 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

1	Name of Reporting Persons Warburg Pincus X, LLC S.S. or I.R.S. Identification Nos. of Above Persons 26-0403605

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.76%*

14	Type of Reporting Person OO

†      The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*      Calculation is based on the 145,738,620 shares of Common Stock of National Penn outstanding as of November 1, 2013 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

1	Name of Reporting Persons Warburg Pincus Partners LLC S.S. or I.R.S. Identification Nos. of Above Persons 13-4069737

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.76%*

14	Type of Reporting Person OO

†      The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*      Calculation is based on the 145,738,620 shares of Common Stock of National Penn outstanding as of November 1, 2013 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

1	Name of Reporting Persons Warburg Pincus & Co. S.S. or I.R.S. Identification Nos. of Above Persons 13-6358475

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.76%*

14	Type of Reporting Person PN

†      The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*      Calculation is based on the 145,738,620 shares of Common Stock of National Penn outstanding as of November 1, 2013 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

1	Name of Reporting Persons Warburg Pincus LLC S.S. or I.R.S. Identification Nos. of Above Persons 13-3536050

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.76%*

14	Type of Reporting Person OO

†      The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*      Calculation is based on the 145,738,620 shares of Common Stock of National Penn outstanding as of November 1, 2013 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

1	Name of Reporting Persons Charles R. Kaye S.S. or I.R.S. Identification Nos. of Above Persons

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.76%*

14	Type of Reporting Person IN

†      The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*      Calculation is based on the 145,738,620 shares of Common Stock of National Penn outstanding as of November 1, 2013 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

1	Name of Reporting Persons Joseph P. Landy S.S. or I.R.S. Identification Nos. of Above Persons

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,882,172†

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,882,172†

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,882,172†

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 17.76%*

14	Type of Reporting Person IN

†      The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

*      Calculation is based on the 145,738,620 shares of Common Stock of National Penn outstanding as of November 1, 2013 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2010, as amended by Amendment No. 1, filed with the SEC on January 11, 2011 and by Amendment No. 2, filed with the SEC on September 19, 2011 (as amended, the “Statement”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”); Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the general partner of WP X; Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the general partner of WP X LP; Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”) and the sole member of WP X LLC; Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WP Partners; Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages WP X; and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-Chief Executive Officer of WP LLC, who may be deemed to control WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC (Messrs. Charles R. Kaye and Joseph P. Landy, together with WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC, the “Warburg Pincus Reporting Persons”).  Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

All capitalized terms used herein which are not defined herein have the meanings previously given to such terms in the Statement.  Except as specifically amended by this Amendment No. 3, items previously reported in the Statement are unchanged.

Item 4.       Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph before the last paragraph of Item 4:

On January 27, 2014, WP X entered into a Share Repurchase Agreement with National Penn (the “January 2014 Share Repurchase Agreement”), pursuant to which WP X has agreed to sell to National Penn, and National Penn has agreed to purchase from WP X, 7,000,000 shares of Common Stock.  The purchase price for the shares of Common Stock is $10.77 per share, for an aggregate purchase price of $75.39 million.  The transaction is currently scheduled to be completed on January 30, 2014.

Item 5.       Interest in Securities of the Issuer

Item 5 is hereby amended by replacing it in its entirety with the following:

(a)                                 As of January 27, 2014, WP X may be deemed to beneficially own 25,882,172 shares of Common Stock, representing approximately 17.76% of the outstanding shares of Common Stock, based on 145,738,620  shares of Common Stock outstanding as of November 1, 2013 (according to National Penn’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons, other than WP X, may be deemed to beneficially own, in the aggregate, 25,882,172 shares of Common Stock, representing approximately 17.76% of the outstanding shares of Common Stock.  Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, and Messrs. Kaye and Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all shares of Common Stock of which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein.

(b)                                 See Item 5(a) above.

(c)                                  Other than as described in this Amendment No. 3, the Warburg Pincus Reporting Persons have not effected any transactions in the Common Stock of National Penn during the past 60 days.  The additional language added to Item 4 by this Amendment No. 3 is incorporated herein by reference.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraph before the last paragraph of Item 6:

On January 27, 2014, WP X entered into the January 2014 Share Repurchase Agreement with National Penn, pursuant to which WP X has agreed to sell to National Penn, and National Penn has agreed to purchase from WP X, 7,000,000 shares of Common Stock.  The purchase price for the shares of Common Stock is $10.77 per share, for an aggregate purchase price of $75.39 million.  The transaction is currently scheduled to be completed on January 30, 2014.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2014

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

WARBURG PINCUS X PARTNERS, L.P.

By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

WARBURG PINCUS X LLC

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

WARBURG PINCUS PARTNERS LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

*                 Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the SEC on November 26, 2013, as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is incorporated herein by reference.